

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 19, 2011

Via Email
Chizkyau Lapin
Chairman, President and Chief Executive Officer
DarkStar Ventures, Inc.
410 Park Avenue
15th Floor
New York, New York 10022

> **Re: DarkStar Ventures, Inc.**
> **Registration Statement on Form S-1**
> **Filed September 23, 2011**
> **File No. 333-176969**

Dear Mr. Lapin:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Given the nature of the offering and the size of the offering relative to the number of shares outstanding held by non-affiliates, it appears that these securities are being offered by or on behalf of the registrant. Therefore, the offering is not eligible to be conducted on a continuous or delayed basis pursuant to Rule 415(a)(1)(i) of Regulation C. Further, the company is not eligible to make an at-the-market offering under Rule 415(a)(4) of Regulation C because it is not eligible to make an offering under Rule 415(a)(1)(x) of Regulation C. Please revise your registration statement to state that the selling shareholders will offer their securities at the fixed price for the duration of the offering and identify the selling shareholders as underwriters, and make conforming changes to your prospectus accordingly, including your cover page, summary and plan of distribution sections. For guidance, refer to Compliance and Disclosure Interpretations, Securities Act Rules, 612.09, available on our website at www.sec.gov.

2. Please provide the dilution disclosure required by Item 506 of Regulation S-K.

3. The status of your business operations is unclear. For example, you make numerous statements in your filing indicating that you are currently "offering eco-friendly health and wellness products", but you also state on page 27 that you "have not commenced planned principal operations." Furthermore, we note that you have no revenues to date, and as more fully discussed below, your website does not appear to be fully functional. Please revise your filing throughout to accurately reflect your current operating status. If appropriate, remove any indication that you are currently offering products and ensure that you change all applicable disclosure from present tense to future tense.

4. You indicate throughout your filing that you "have a specific business plan," however on page 26 you also state that your management does not have sufficient experience to "create…an effective business plan" and that you plan to "seek out a consulting firm(s)" to assist in such regard. Please clarify the status of your business plan.

Registration Statement Cover Page, page 2

5. Please relocate your Prospectus "Subject to Completion Legend" from your registration statement cover page to the outside front cover page of your prospectus. See Item 501(b)(10) of Regulation S-K.

Prospectus Cover Page, page 3

6. We note that the third paragraph on page 3 states that your Risk Factors begin on page 3, but they begin on page 7. Please revise. Please make a conforming change to your Risk Factor reference on page 6. In addition, please state on your prospectus cover page that your auditor has issued a going concern opinion.

Prospectus Summary, page 5

7. Please revise the second sentence of the third paragraph on page 5, if accurate, to reflect that you did not have any business activity prior to May 2011. Please make conforming changes to the second sentence of the first paragraph on page 22. Please also revise both sections to briefly describe the activity that commenced in May 2011.

Corporate Background, page 5

8. We note that your website does not appear to be fully operational. For example, when the "Buy Now" button is clicked for a product, users are redirected to the same product on the website of Green Nest (www.greennest.com), a company that you identify on page 24 of your filing as a competitor, or to a page indicating that the link is inactive. We also note that the "Privacy Policy" and "Terms of Use" hyperlinks do not work. Please revise the disclosure in the first paragraph of this section to clearly state the current status of

your website. Please make conforming changes to your Description of Business section beginning on page 22.

9. In light of the fact that at least certain attempted purchases on your website are redirected to www.greennest.com, please revise your filing to describe the nature of your relationship with Green Nest. Please ensure that you also describe the manner in which you plan to earn revenues pursuant to this relationship. Please make conforming changes to your Description of Business section beginning on page 22.

10. We note your disclosure in the last paragraph on page 22 that you offer products "through affiliate agreements with numerous suppliers…." Please file any affiliate agreements you have entered into with Green Nest, or any other supplier, with your next amendment. See Item 101(h)(4)(ii) of Regulation S-K, and Item 601(b)(10) of Regulation S-K.

11. Please revise your disclosure beginning on page 5 and in your Description of Business section beginning on page 22 to clearly reflect, if accurate, that you will not offer any products directly and will not maintain inventory, but rather your website will serve as a conduit to products offered through other vendors, such as Green Nest.

The Offering, page 6

12. You state that you "will likely rely upon related party debt or equity financing in order to ensure the continuing existence of the business." Here and in your Liquidity and Capital Resources discussion on page 26, please clarify, if true, that you currently do not have in place any arrangements or plans pursuant to which you will receive related party debt or equity financing.

Risk Factors Relating to Our Company, page 8

We Are In Competition With Companies…, page 8

13. This risk factor appears to be incomplete; please revise.

We Face Legal Uncertainties Relating to the Internet…, page 9

14. The above referenced risk factor on page 9 is largely duplicative of the first full risk factor on page 12 that begins "Government Regulation of the Internet…." Please revise to remove the duplicative disclosure.

In Order To Increase Net Sales…, page 10

15. Please revise this risk factor to describe fully the risk to your company.

As Our Two Officers…, page 11

16. Your first risk factor on page 11 references the sale of bio-fuel products. Please revise or advise.

The Continued Disruption…, page 11

17. It appears that the last two paragraphs of this risk factor describe a different risk than is referenced in the title of the risk factor. Please revise.

Selling Shareholders, page 17

18. Please correct your description of "investment power" on page 17. See Rule 13d-3(a)(2) under the Securities Exchange Act of 1934. Please make conforming changes to the last paragraph on page 29.

Description of Business, page 22

19. Please disclose the timeline for when you expect your website to be fully operational. See Item 101(h)(4) of Regulation S-K.

20. We note your disclosure in the last paragraph on page 23 that you offer products "through [your] participation in affiliate programs with numerous vendors." Please revise you business disclosure to specifically identify your principal vendors and/or suppliers, and to describe briefly your agreements with them, including how you earn revenues under such agreements. See Item 101(h)(4)(v) of Regulation S-K. Please also reconcile this disclosure with the disclosure on page 24 that you "do not have any agreements or arrangements with any parties regarding" affiliate programs.

21. Please provide us with independent supplemental materials, with appropriate markings and page references in your response, supporting the quotes and statistics you reference in the fifth full paragraph on page 22 and the second and fourth full paragraphs on page 23.

22. Please revise the last paragraph on page 22 to either specifically describe why your website is "state of the art", or remove this reference.

Description of Property, page 24

23. You state that you "do not believe that at this stage in our development we need physical space," but on page 22 you indicate that your offices are located in New York and on page 30 you indicate that you "maintain [y]our corporate offices" and utilize "space" in New York. Please revise your disclosure so that it is consistent and clear.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 26

24. Please revise the second full paragraph on page 26 to confirm that you will update your forward-looking statements as required by federal securities and any other applicable law.

25. We note from your statement of operations, cash flows and disclosure on page 37 that operations were dormant from inception to May 1, 2011. Please revise your discussion to explain and clarify the reasons why there were no operations or activity for that period.

Plan of Operations, page 26

26. We note your statement on page 26 that you intend "to seek out a consulting firm(s) that specializes in this arena." Please revise your disclosure to clarify whether First Line Capital, LLC, with which you have entered into a consulting agreement per your disclosure at the bottom of page 26, is such a consultant.

27. Please revise to indicate the amount of capital you anticipate requiring to continue as a going concern over the next twelve months, including a breakdown of the expected uses of such capital.

Directors, Executive Officers, Promoters and Control Persons, page 28

28. Please briefly describe Mr. Povarsky's business experience for the past five years. We note that you disclose his position with the company since 2007, and his current occupation, but you do not clarify his experience over the last five years. See Item 401(e)(1) of Regulation S-K.

Note 1 – Summary of Significant Accounting Policies, page 37

29. Please disclose your accounting policy for website development costs. Refer to FASB ASC 350-50-25.

Note 2 - Going Concern, page 39

30. Please note that financial statements will be considered false and misleading if those financial statements are prepared on the assumption of a going concern but should more appropriately be based on the assumption of liquidation. Financial statements containing audit reports that contain such going concern language should contain prominent disclosure of the registrant's viable plans to overcome such difficulties. We are unclear how your disclosed plan represents a viable plan to continue as a going concern for the next 12 months. When discussing mitigating factors, your disclosure should describe viable plans to overcome the company's financial difficulties. You disclose that the company is contemplating conducting an offering of its debt or equity securities to obtain additional operating capital. In light of the fact that this offering is a selling shareholder

offering for which the company will not receive any proceeds, it is not clear how or when an offering to raise additional capital would be undertaken. If such an offering is not completed in a foreseeable timeframe with sufficient proceeds, disclose how the company intends to support its working capital needs for a reasonable period of time. To the extent applicable, please indicate the extent to which proceeds from private sales of common stock are likely or unlikely to occur. Please consider our preceding points in your revised management's plans or explain in detail why you consider your plan to be viable.

Signatures

31. In the second signature block, please clarify that Mr. Lapin also is signing the registration statement in his individual capacities as principal financial officer and principal accounting officer. See the Instructions to Signatures on Form S-1.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Scott Stringer, Staff Accountant, at (202) 551-3272 or in his absence James Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849 if you have questions regarding comments on the financial statements and related matters. Please contact Chris Chase, Attorney-Advisor, at (202) 551-3485, Lilyanna Peyser, Attorney-Advisor, at (202) 551-3222 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Lilyanna L. Peyser for

Mara L. Ransom
Assistant Director

cc: David Lubin
        Via Email